CHANGE IN CERTAIN INVESTMENT STRATEGIES

       On June 16, 2010, the Fund's Board of Trustees approved changes to certain of the Fund's investment strategies. The Fund's investment strategies are non-fundamental policies of the Fund and require 60 days' prior written notice to shareholders before they can be changed by the Board without receiving shareholder approval. As such, effective on or about October 1, 2010, the following Fund investment strategy changes became effective:

o Across both the Fund's Core Component and the Fund's Senior Loan Component, no more than 50% (previously, no more than 40%) of the Fund's total assets may be invested in securities and instruments of U.S. infrastructure issuers at any one time. Within the Fund's Core Component, no more than 30% (previously, no more than 20%) of the infrastructure securities may consist of securities of U.S. infrastructure issuers at any time.

o The Fund is authorized to enter into forward currency contracts or currency futures contracts to selectively hedge certain currencies for defensive purposes (previously, the Fund did not intend to reduce or hedge its exposure to non-U.S. currencies other than in connection with the Fund's exposure to dividends received or receivable in non-U.S. currencies and to hedge forward commitments).